UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: The Chosen, LLC

Legal status of issuer:
> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: Utah
> Date of organization: 2017

Physical address of issuer: 4 S 2600 W. Suite 5, Hurricane, Utah 84737

Website of issuer: thechosen.tv

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering :

> 5% of the successful amount raided in cash, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

> None

Type of security offered: Preferred Equity

Target number of securities to be offered: 500,000

Price (or method for determining price): $1.00

Target offering amount: $500,000

Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: January 15, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,224,677.00	$225,000.00
Cash & Cash Equivalents:	$220,700.00	$194,354.00
Accounts Receivable:	$20,410.00	$0.00
Short-term Debt:	$615,762.00	$38,663.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$56,465.00	$0.00
Cost of Goods Sold:	$915,241.00	$-13,663.00
Taxes Paid:	$0.00	$0.00
Net Income:	$-858,776.00	$-13,663.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Chosen, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Derral Eves	Video Marketing Expert	Creatus	January 1999 - Present

List all positions and offices with the issuer held and the period of time in which the director served in the position or office and other employment for the past three years.

See Exhibit Derral Eves Employment History

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Derral Eves	CEO	February 2018	All Company supervision
Dallas Jenkins	CCO	February 2018	Oversight of all production
Matthew Faraci	COO	February 2018	Oversight of promotion

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

See Exhibit Dallas Jenkins Employment History and Exhibit Matthew Faraci Employment History

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dallas Jenkins	6,370,000 Common	26.66%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

The Chosen, LLC was formed as a Utah limited liability company on October 24, 2017 solely to develop and produce an episodic television series entitled "*The Chosen*" (the "Series"), which is intended to be distributed through online video streaming services, television and home video. The story ideas and concepts upon which the Series is based were created by Dallas Jenkins, who received a 49% ownership interest of Common Units in the Company in exchange for all of his rights in and to his story ideas and concepts.

We intend to use the proceeds from this Offering to fund the development and production of episodes 5-8 of Season 1 of the Series. The screenplay for the pilot episode of Season 1 was written by Dallas Jenkins, Ryan Swanson and Tyler Thompson. The Company entered into work-for-hire agreements with each writer, pursuant to which the Company exclusively owns all right, title and interest in and to the pilot episode screenplay. The Company has also entered into similar work-for-hire agreements with the writers of the all Season 1 episodes of the Series and will exclusively own the individual screenplays for each episode of Season 1.

The Series is loosely inspired by a film entitled "*The Shepherd.*" The Company exclusively owns all right, title and interest in and to the copyrights and all other rights in and to *The Shepherd* pursuant to an Assignment and Assumption Agreement (the "Assignment Agreement") between the Company and Creatus, LLC. Pursuant to the Assignment Agreement, Creatus, LLC assigned its respective rights in and to *The Shepherd* to the Company in exchange for $100,000.

The Series

Synopsis

The Series is based on the story concepts and ideas of Dallas Jenkins. The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life, as the stories of his many miracles were exposed primarily through the word of those who witnessed them. Over the course of multiple seasons, the viewer meets Jesus, his followers, the Romans occupying Jewish territory and the religious leaders who resisted him. Season 1 begins with the gathering of Jesus' followers and follows the progression of the disciplines from their calling to their preparation for Jesus' ministry. The final two seasons are intended to chronicle his death and resurrection. This Offering will solely go towards financing the remaining episodes of Season 1 (5-8), and if Season 1 is successful, then we anticipate seeking additional capital to produce Seasons 2 and 3.

Production

The Company already has on-hand funds to produce a portion of the final four episodes of Season 1 and the funds from this offering are intended to complete that budget to be able to finish Season 1. The budget covers all expenses to be incurred to create the master print for the Series and may be subject to change in connection with the exigencies of the production process.

Distribution and Marketing

The Series is intended to be distributed through online video streaming services, television and home video. The Company has entered into an Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement with VidAngel, Inc. ("VidAngel"), pursuant to which the Company has granted VidAngel (i) a nationwide exclusive license to exploit the Series through any and all media for a period of one year, (ii) a worldwide exclusive license to exploit the Series through video-on-demand services for a period of three years (which period will automatically renew for additional one-year periods if not terminated) and (iii) a nationwide exclusive perpetual license to exploit the Series through video-on-demand and subscription-video-on-demand services for a period of three years (which period will automatically renew for additional one-year periods if not terminated). Pursuant to the license agreement, twenty-five percent (25%) of VidAngel's revenues from the exploitation of video-on-demand and subscription-video-on-demand content will be applied to marketing the Series. The Company will receive licensing payments in an amount equal to 40% of the net profits attributable to the Series based on the number of hours the Series was viewed by VidAngel's customers. In addition to the licensing payments, the Company will be eligible to receive an uncapped bonus in an amount based on a proprietary algorithm determined by "goodness," "loyalty" and "word of mouth."

If the Company fails to raise the Maximum Offering Amount, the Company will fund international marketing through operational revenues generated from the distribution of Series 1 pursuant to the licensing agreement with VidAngel. As a result, if the Company fails to raise the Maximum Offering Amount, the international distribution of Series 1 may be delayed until the Company has generated sufficient operating revenues to be able to market Series 1 internationally.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Production of the first four episodes of The Chosen has only recently completed and begun distribution

and it is not known if the distribution of the series will be profitable.

(2) Although the production of the first four episodes was completed, we cannot guarantee that production of episodes 4-8 will be successfully completed.

(3) Competing productions released at or around the same time as any The Chosen productions may adversely affect The Chosen's viewership and revenue.

(4) Audience tastes change and evolve and may not stay consistent over the course of the series, which precludes being able to forecast future revenues.

(5) Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influencers, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

(6) The Chosen has a license agreement to distribute The Chosen through VidAngel's streaming platform. VidAngel is involved in litigation and a bankruptcy filing. If VidAngel becomes unable to exploit the license to distribute, The Chosen would be released from the license agreement and would have to search for and enter into agreements for distributing the series on other platforms and through other mediums and no guarantee can be made regarding the ability of such methods to provide enough revenue to make a distribution to investors.

THE OFFERING

9. What is the purpose of this offering?

   The Chosen has already begun production on episodes 4-8 of the first season of the TV show and is raising these funds to contribute to the production of those episodes.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Intermediary Fees	$25,000	$53,500
Qualified Third-Party Fees	~$3,000	~$3,000
Above-the-line Production Costs (cast, locations, post-production editing)	$472,000	$1,013,500
Total:	$500,000	$1,070,000

11. How will the issuer complete the transaction and deliver securities to the investors?

   If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The units will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

   NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

   The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Class A Preferred Units of The Chosen and carry with it a preferred return of the full 120% of the investor's investment before the common unit holders receiving any profit payment.

14. Do the securities offered have voting rights?   ☒ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement, the investors holding Preferred Class A Units may only vote on certain questions and not the day-to-day operation of the company.

16. How may the terms of the securities being offered be modified?

Only by approval of a majority of members.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	13,900,000	13,900,000	Yes	
Preferred Class A Units	13,900,000	9,992,124	Yes	Preferred return

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

The differences of the class of this offering is the same as the Preferred Class A Units already issued and is different in its limited voting rights and its preferred return, each as outlined above.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the units being offered in this offering were determined arbitrarily by the Company. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparables and discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering would only get to vote on the limited items set forth in the Operating Agreement and thus they cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
  The Company has the right to issuer more interests without investor approval, so they may be diluted in the future.
- issuer repurchases of securities,
  The Company does not have a right to repurchase the securities without investor approval
- a sale of the issuer or of assets of the issuer or
  In a sale of the Company or its assets, the investors have a preferred return right to receive a return before the Common Stock holders receive any return.
- transactions with related parties?
  The Manager's fiduciary duties are the protection for the investors against abusive related-party transactions.

24. Describe the material terms of any indebtedness of the issuer:

The Company does not have any loans, all liabilities have been paid or are not yet due.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering:	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
June 15, 2018	Regulation A+	Preferred Class A	9,992,124 146,449 Pending	Produce and begin distribution of episodes 1-4 and writing screen play for episodes 5-8 and cover about ¾ of the production costs of episodes 5-8.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Please read the following discussion and analysis of our financial condition and results of operations as well as our financial statements, related notes, and other financial information that is included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
The Chosen is the first-ever-multi-season TV series about the life of Christ and those He touched. The company produces, markets and distributes the series to a worldwide market. Their large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen's success.

Milestones
The Chosen, LLC was organized on October 24, 2017.

- "The Chosen" marketing campaign became the most crowdfunded Television / Movie project of all time raising just shy of 11 million dollars.

- Produced 4 of the 8 episodes of season 1 and they pre-released on April 19, 2019

- Pre-production finalized, including scripts, for episodes 5-8.

- On set production for episodes 5-8 is scheduled to begin July 2019

Historical Results of Operations

- *Assets.* Capitalized film production costs as of May 31, 2019, was $ 4,702,650. Cash on hand $3,408,894. Totaling $8,111,544.

- Operating Liabilities. The Company's operating liabilities as of May 31, 2019, total $76,930.

- *Revenues.* Since inception through May 31, 2019, The Company has received revenues of $69,308.

- *Expenses. S*ince inception through May 31, 2019 for Operating expenses, including, organization promotion, capital raise cost, professional fees, and offering expenses. $2,088,546

Liquidity & Capital Resources

- We plan to use the proceeds as set forth in this Form C Section 9 under "Use of Funds".

- The Chosen has available funds totaling $3,408,894 that will be used to produce and promote the next four episodes, 5-8 of The Chosen.

- Funds raised by this offering will only be used for production of the next 4 episodes.

- We expect to continue generating revenue by episodes 1-4 and future revenue when episode 5-8 are released this fall.

Budgeted Cost of Production

- Within the next three months we plan to produce episodes 5-8. The total cost for production is budgeted at $4,122,917.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Exhibits 2017 Financial Statements and 2018 Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
   ii. involving the making of any false filing with the Commission?
   ☐ Yes ☒ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☒ No

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. in connection with the purchase or sale of any security? ☐ Yes ☒ No;
   ii. involving the making of any false filing with the Commission? ☐ Yes ☒

No

     iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     i. at the time of the filing of this offering statement bars the person from:
          (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

          (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
          (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
     ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
     i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
     ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
     iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
     i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
     ii. Section 5 of the Securities Act? ☐ Yes ☐ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a

registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

On the Portal's page, there is a 1:29 video of the Director of The Chosen discussing their Regulation A+ offering and what they have done with the funds from that offering. It discusses what this offering funds would be used for and how one purpose of the Regulation Crowdfunding offering is to give some an opportunity to invest who were not able to invest in the Regulation A+ Offering.

On the Portal's page, there is a 3:39 video which is a trailer of the series and includes cuts of the first four episodes of the Series. At the completion of the cuts from the first four episodes, the Director, Dallas Jenkins discusses the success of the Regulation A+ offering and that viewers can obtain a 48-Hour pass to view episode 1 for free.

There is a place-holder for a live-stream video in which Dallas Jenkins will discuss the series, his vision, his reasons for creating it, the message it is intended to portray, the production process, etc. Any questions asked during the live-stream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers from the offeror that are offering specific. Once filmed, this live-stream will be recorded and stay on the portal's page for this offering.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://studios.vidangel.com/the-chosen-reg-cf/offering

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.